September 17, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Patrick Gilmore
Accounting Branch Chief

Re:	Tyler Technologies, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2011

Filed February 23, 2012

File No. 001-10485

Dear Mr. Gilmore:

This letter is provided in response to the Staff’s comment letter dated September 6, 2012 addressed to Mr. Brian K. Miller, Chief Financial Officer and Executive Vice President of Tyler Technologies, Inc. (the “Company”). We have restated each of the Staff’s comments and the Company’s response follows each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition

Subscription-Based Services, page F-9

1.	We note your response to prior comment 3 indicates that you have established vendor-specific objective evidence (VSOE) of fair value for professional services related to ASP and other hosting arrangements based upon the prices you charge when those services are sold separately. Please describe, in detail, your methodology for establishing VSOE of fair value for your professional services including the volume and range of standalone sales used to establish VSOE of fair value and your accounting treatment of outliers.

Company response:

For professional services, including software services, provided in connection with both software license and ASP/hosting arrangements, we establish vendor specific objective evidence of fair value (VSOE) for such services based upon prices we charge when those services are sold separately. Services provided primarily relate to training, implementation, consulting, project management and data conversion. When sold separately, such services are predominantly charged to customers at undiscounted price list rates, on a time and materials basis (e.g., hourly or daily rates). Accordingly, there is limited volatility in contractually stated time-and-material rates included in our arrangements for service projects sold on a stand-alone basis.

We update our analysis of VSOE service rates at least annually. In total, we perform a separate VSOE analysis for more than 15 different service offerings. As part of our analysis, we identify the population of stand-alone sales for our service offerings and select an unbiased sample of service transactions to compute a range of prices charged on a time-and-materials basis. We do not judgmentally exclude “outlier” transactions from the population when selecting our sample of service transactions. We determine that the population of stand-alone transactions (using a trailing twelve-month period) is of sufficient size for purposes of performing our VSOE analysis. We also determine that our sample size is adequate and generally includes at least 25 sample transactions for each service offering.

We perform this analysis to verify that the time-and-material rates we charge for stand-alone service transactions are within a reasonably narrow range. Typically, we determine that a reasonably narrow range exists if our analysis demonstrates that 80% or more of stand-alone transactions are priced within a range of +/- 15% of the midpoint of the range. We determine that the VSOE rate we have established for all of our service offerings falls within this reasonably narrow range. We believe our methodology provides sufficient evidence to support the existence of VSOE of fair value for each of our service offerings.

2.	Similarly, we note on page F-8 that you establish VSOE of fair value for your software services based upon separate selling price and you establish VSOE of fair value for PCS using renewal rates. Please describe, in detail, your methodology for establishing VSOE of fair value for your software services including the volume and range of standalone sales used to establish VSOE of fair value and your accounting treatment for outliers. Further, with respect to VSOE of fair value for PCS, provide the range of renewal rates and tell us the percentage of your customers that actually renew at such rates.

Company response:

With respect to professional services, please refer to the response to Comment 1 above.

With respect to PCS for our various software products, we apply the Bell-Shaped Curve approach to assess VSOE of fair value. Similar to the process for services described above, we update our analysis of VSOE PCS rates for our products at least annually. As part of our analysis, we identify the population of PCS renewals and select an unbiased sample to compute a range of renewal rates. We do not judgmentally exclude “outlier” transactions from the population when selecting our sample of renewals. We determine that the population of renewals (using a trailing twelve-month period) is of sufficient size for purposes of performing our VSOE analysis. We also determine that our sample size is adequate and includes at least 25 sample transactions for each PCS offering.

Our PCS terms are typically twelve months in duration. Tyler rarely discounts PCS in the initial arrangement, or for renewals, and substantially all of our customers renew at the rates stated in our arrangements. We perform our VSOE analysis to verify that the PCS renewal rates are within a reasonably narrow range. Our VSOE PCS rates are generally priced as a percentage of the software license fee or at our list price. Typically, we determine that a reasonably narrow range exists if our analysis demonstrates that 80% of more of renewals are priced within a range of +/- 15% of the midpoint of the range of renewals. We determine that the VSOE PCS rate we have established for our PCS categories falls within this reasonably narrow range. We believe our methodology provides sufficient evidence to support the existence of VSOE of fair value for our PCS offerings.

For multiple element software arrangements where a PCS renewal rate has a contractually stated price that is different from the VSOE rate, we allocate the initial arrangement consideration to the PCS element using the VSOE rate and apply the residual method to the arrangement. In some instances, the contractually stated PCS renewal rate may be higher than the VSOE rate. In these instances, we allocate consideration to PCS using the contractually stated rate for purposes of accounting for multiple element arrangements.

If you have any questions or require any additional information with respect to the foregoing, please contact me at (972) 713-3720. My fax number is (972) 713-3741.

Very truly yours,

/s/ Brian K. Miller
Brian K. Miller
Executive Vice President and
Chief Financial Officer